

Mail Stop 4720

April 6, 2017

W. David Crumhorn
President and Chief Executive Officer
Heritage NOLA Bancorp, Inc.
205 North Columbia Street
Covington, LA 70433

> **Re: Heritage NOLA Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 10, 2017**
> **File No. 333-216613**

Dear Mr. Crumhorn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

Business Strategy, page 2

2.   We note your disclosure at the top of page 3 that your current business strategy includes increasing commercial real estate lending. Please balance the discussion by disclosing the added risks of commercial real estate lending, as disclosed in the first risk factor on page 15.

Business of Heritage Bank of St. Tammany

Delinquent Loans, page 69

3.   We note disclosure of loans delinquent for 90 days and over totaling $117 thousand and $376 thousand for fiscal years ended December 31, 2016 and 2015, respectively. However, we note no past due loans receivables greater than 90 days for either period as disclosed on page F-20. Please revise your filing, or tell us why the tables do not reconcile, as applicable.

The Conversion and Offering

Peer Group Companies . . . , page 109

4.   We note that there appears to be a significant variation in asset size among the peer group companies, as referenced in the table on page 109. Please revise to explain in greater detail how RP Financial concluded that these companies could be considered the company's "peers" and therefore used in determining its appraised value.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Steven Lanter, Esq.